

September 9, 2011

Via E-mail
Mr. John W. Gamble, Jr.
Chief Financial Officer
Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, KY 40550

> **Re:** **Lexmark International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 8, 2011**
> **File No. 001-14050**

Dear Mr. Gamble:

We have reviewed your letter dated July 13, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 15, 2011.

10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 51

1. We note your response to our prior comment 3 and your expanded disclosure in the June 30, 2011 Form 10-Q. Although the company does not expect that your ability to meet your cash obligations will be adversely affected by your ability to access the funds held by your overseas subsidiaries, the Staff continues to believe it is important for investors

to know the specific amount of cash held overseas. In this regard, we do not believe your reference to a "large majority" appropriately conveys the monies that are available to fund domestic operations such as payment of dividends, corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. Please revise your disclosure to include the specific amount of cash and cash equivalents held overseas or explain further to us why you believe such disclosure is not appropriate. Please ensure that your response provides us with the amount of cash and cash equivalents held overseas at December 31, 2010 and June 30, 2010.

Notes to Consolidated Financial Statements

Note 14. Income Taxes, 104

2. We note your response to our prior comment 4. Given the lower income tax rates in other jurisdictions have a significant impact on your effective rate, please confirm that you will expand your disclosure in future filings to state the jurisdictions which contribute most to this reconciling item.

3. We note from your response to prior comment 5 that the majority of the "reversals of previously accrued taxes" line item relates to the release of uncertain tax positions, primarily resulting from settlement with tax authorities for amounts less than accrued or due to the expiration in the statute of limitations. Tell us your consideration to revise the title of this line item in future filings to clarify what this line item represents or to include a further explanation of these amounts in your footnote disclosures. In addition, you indicate that you will revise your selected financial data disclosures to refer to these adjustments as "discrete" tax items rather than nonrecurring tax items. Please also revise the notes to your selected financial data in future filings to more clearly describe what these items represent (i.e. settlement with tax authorities; lapse in statute of limitations, etc.).

Form 10-Q for the Quarter Ended June 30, 2011

Note 15. Contingencies, page 24

4. We note the revised disclosures included in your June 30, 2011 Form 10-Q in response to our prior comment 6. With regards to such disclosures, please explain further the following and revise accordingly in future filings:

   - For the Clarity matter, you indicate that the company does not believe a reasonable estimate of the range of loss to this matter is currently possible. Please clarify and, if true, revise to state that there is at least a <u>reasonable possibility</u> that losses exceeding amounts already recognized may have been incurred. To the extent you are unable to estimate the amount of such loss, please indicate as such. Similar revisions should be made to your disclosures regarding the ACT matter;

- For the Molino matter you state the ultimate resolution of the matter "could" result in an additional loss of up to $14.9 million. Please clarify and, if true, revise to state whether it is at least "reasonably possible" that a loss exceeding the $1.8 million already accrued may be incurred and indicate the range of loss of such loss (i.e. between $0 and $14.9 million);

- For those matters that you cannot estimate the reasonably possible additional loss or range of loss, (i.e. Clarity, ACT and copyright fees), please supplementally tell us: (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes; and

- In your general discussion regarding all other lawsuits, claims, investigations and proceedings, including governmental investigations, you indicate that in the event an unfavorable outcome is reasonably possible, you will disclose an estimate of the possible loss or range of such loss or indicate that such an estimate cannot be made. With regards to these other matters; please clarify whether there is a reasonable possibility that losses exceeding amounts already recognized may have been incurred. If so, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief